Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
     The following was posted on the internal website of Siebel Systems, Inc. on September 12, 2005:

Related Links
›Press Release
›FAQ
›Talking Points
›Oracle Site: www.oracle/siebel

>> Feedback <<

Today, Oracle announced the signing of a definitive agreement to acquire Siebel Systems for $10.66/share.
In recognition of the industry and product leadership that all of you have built over the years, Oracle plans to make Siebel’s products and services the centerpiece of its CRM strategy and will depend on Siebel to ensure the long-term success of Oracle’s customer-facing applications. Oracle plans to continue supporting Siebel’s technology partners and maintain support for Siebel applications running on heterogeneous databases to serve customer needs.
The acquisition is not expected to close until early 2006, subject to regulatory clearances and approvals. Until the closing occurs, both companies will continue to operate independently and it is business as usual.
This merger is very exciting for the benefits it brings to both Oracle and Siebel customers, partners, and to you, our employees. We strongly believe this merger serves the best interests of all our stakeholders. As part of Oracle, we join one of the world’s largest and most successful information technology companies. Oracle’s global reach and scale will provide us with the considerable and necessary resources to continue to deliver the world’s leading customer-facing applications.
For our customers, this merger will provide a comprehensive industry-leading suite of ERP, infrastructure, CRM, analytics and CDI solutions, providing a complete set of information age software. When we are operating as a combined company, both Oracle and Siebel customers will benefit from a stronger, more strategic software partner.
Our partners will join a significantly larger global ecosystem. We will continue to be strongly committed to delivering complete solutions with our strategic alliance partners and those of Oracle to the benefit of our customers.

The time for this transaction is now. Both companies are in the process of developing the next generation of applications based on open standards and a service-oriented architecture. As you know, we have successfully unveiled Siebel Component Assembly, and Oracle’s Project Fusion is also under development. Together, these development efforts provide a significant opportunity to define and lead the next generation of business computing software.
In order to provide you with detailed information about the acquisition and to answer your questions, we would like everyone to join us in an all-employee Webcast today, Monday, September 12th at 10 a.m. PST. Please refer to the attached instructions for information about how to join the webcast.
Each and every one of you can help make a difference in this merger. It is imperative for all of us to continue to stay focused – operating with the same level of professionalism, integrity, and focus as you consistently have. If you work in Sales or Services or act as an Executive Sponsor, please call your customers today and inform them of this exciting news. If you work in the Alliances organization, brief our industry partners. Stay focused and deliver a strong third quarter.
To help facilitate your customer and partner conversations, please refer to the attached key talking points, FAQ, and press release. Please take note that it is IMPERATIVE that you NOT discuss this transaction with any press, financial or industry analysts. We appreciate your support on this pivotally important issue. Direct all press inquiries to Steve Diamond, all financial analyst inquiries to Terry Lee, and all industry analyst inquiries to Melissa Boxer.
Thank you for all your continuing contributions to the success of Siebel Systems and our customers. As we look forward to an exciting future, we want to thank you for all your considerable contributions to date and for your commitment to customer value, your professional excellence, your teamwork, your innovation and your bias for informed action. We have a company to run and we need each and every one of you to stay focused on achieving or exceeding your Q3 objectives.
Sincerely,

Thomas M. Siebel	George T. Shaheen
Chairman	Chief Executive Officer
Employee Webcast 10am PDT
Audio | Net Conference
PARTICIPANT ACCESS INFORMATION
Please join me on SEP-12-2005 (Monday) at 10:00 AM
PACIFIC TIME. Access information is below.
AUDIO PARTICIPANT ACCESS:
CALL DATE: MONDAY, SEPTEMBER 12, 2005
CALL TIME: 10:00 AM PACIFIC TIME
LEADER: MS PATRICIA AZZARELLO
PASSCODE: ALLHANDS
US DIAL-IN NUMBERS:
USA Toll Free Number: 800-475-0478
USA Toll Number: +1-312-470-7069
PASSCODE: ALLHANDS
INTERNATIONAL DIAL-IN NUMBERS:
AUSTRALIA Toll Free Number: 1-800-004-980

AUSTRALIA Toll Number: +61-2-8211-1385
AUSTRIA Toll Free Number: 0800-999-635
AUSTRIA Toll Number: +43-1-92-89-655
BELGIUM Toll Free Number: 0800-4-8346
BELGIUM Toll Number: +32-2-402-3407
CHINA A Toll Free Number: 10800-712-1190
CHINA B Toll Free Number: 10800-120-1190
CZECH REPUBLIC Toll Number: +420-2-25-98-56-14
DENMARK Toll Free Number: 8088-6074
FINLAND Toll Free Number: 0-800-1-12049
FINLAND Toll Number: +358-106-33-163
FRANCE Toll Free Number: 080-511-1419
FRANCE Toll Number: +33-1-70-75-00-02
GERMANY Toll Free Number: 0800-216-1604
GERMANY Toll Number: +49-69-2222-52100
GREECE Toll Free Number: 00800-12-5987
GREECE Toll Number: +30-80-1-100-0638
HONG KONG Toll Free Number: 800-965-950
HONG KONG Toll Number: +852-2286-5631
HUNGARY Toll Free Number: 06-800-15219
INDIA Toll Free Number: 000-800-852-1217
INDONESIA Toll Free Number: 001-803-011-3494
IRELAND Toll Free Number: 1800-931-767
IRELAND Toll Number: +353-1-246-0034
ISRAEL Toll Free Number: 1-80-9213917
ITALY Toll Free Number: 800-906-410
ITALY Toll Number: +39-02-3600-0324
JAPAN Toll Free Number: 00531-12-1251
JAPAN Toll Number: +81-3-5539-5153
LUXEMBOURG Toll Number: +352-27-000-1313
MALAYSIA Toll Free Number: 1-800-80-8112
NETHERLANDS Toll Free Number: 0800-023-4478
NETHERLANDS Toll Number: +31-20-710-0075
NEW ZEALAND Toll Free Number: 0800-443-817
NEW ZEALAND Toll Number: +64-9-970-4640
NORWAY Toll Free Number: 800-11794
NORWAY Toll Number: +47-21-59-00-13
POLAND Toll Free Number: 00-800-1210055
PORTUGAL Toll Free Number: 8008-12167
SINGAPORE Toll Free Number: 800-120-4055
SINGAPORE Toll Number: +65-6883-9196
SOUTH AFRICA Toll Free Number: 080-09-93382
SOUTH KOREA Toll Free Number: 00798-14800-6319
SOUTH KOREA Toll Number: +82-2-6744-1051
SPAIN Toll Free Number: 800-099-269
SPAIN Toll Number: +34-91-414-15-45
SWEDEN Toll Free Number: 0200-887-605
SWEDEN Toll Number: +46-8-566-10-783
SWITZERLAND Toll Free Number: 0800-000-056
SWITZERLAND Toll Number: +41-44-580-7807
TAIWAN Toll Free Number: 00801-137-561
TAIWAN Toll Number: +886-2-2795-7345
THAILAND Toll Free Number: 001-800-1206-65084
UNITED KINGDOM Toll Free Number: 0800-018-0764
UNITED KINGDOM Toll Number: +44-20-7019-0810
PASSCODE: ALLHANDS

For security reasons, the passcode and the
leader’s name will be required to join your call.
NET CONFERENCING PARTICIPANT ACCESS INFORMATION
URL: https://www.mymeetings.com/siebel/
CONFERENCE NUMBER: PG2656513
AUDIENCE PASSCODE: ALLHANDS
You can join the event directly at:
https://www.mymeetings.com/siebel/index.php?i=PG2656513&p=ALLHANDS&t=c
Replay will be available approximately 2:30 p.m.
PDT
To access the Net replay of this call, go to:
https://www.mymeetings.com/siebel/index.php?i=PG2656513&p=ALLHANDS&t=r
The replay will be available for 30 days, ending
OCT-12-2005
ALERT! NEW VERSION MS LIVE MEETING 2005. Reserved
Net Conference will be updated with new features
on September 10th. These new enhancements make
meeting via the Internet even more like a
face-to-face meeting. Please familiarize yourself
with the new features and download the new client.
To learn more about the new features go to
http://www.mymeetings.com/netconferencing/lm2005/index.php.
###
Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.